SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: May 05, 2005

Commission file number 1-14748

OPEN JOINT STOCK COMPANY
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On May 04, 2005, Open Joint Stock Company Long Distance and International Telecommunications Rostelecom (the “Company”) announced unaudited results for the first quarter of 2005 in accordance with Russian accounting standards (RAS). A copy of the corresponding press release is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 05, 2005	By: /signed/ Andrey A. Gaiduk Name: Andrey A. Gaiduk Title: Deputy General Director - Finance Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the press release announced unaudited results for the first quarter of 2005 in accordance with Russian accounting standards (RAS).

Exhibit 99

For immediate release

ROSTELECOM REPORTS FIRST QUARTER 2005 REVENUE GROWTH OF 8.4% AND NET PROFIT GROWTH OF 13.8% EXCLUDING REVALUATION OF FINANCIAL INVESTMENTS

  Revenue for the first quarter of 2005 increased by 8.4% to RUR 9,579.1 million.
  Domestic long-distance traffic rose 6.3%1 year on year. Outgoing international traffic grew by 9.1% and incoming international traffic increased 9.1%2.
  EBITDA3 for the first three months 2005 rose 1.5% to RUR 3,815.3 million, representing an EBITDA margin of 39.8%.
  First quarter 2005 net profit was RUR 2,411.4 million compared to RUR 2,809.8 million a year ago. Excluding the effect of the revaluation of financial investments, net profit for the first three months of 2005 increased 13.8% year on year.

Moscow – May 04, 2005 – Rostelecom (NYSE: ROS; RTS, MICEX: RTKM, RTKMP), Russia's national long-distance telecommunications operator, today announced unaudited first quarter 2005 results in accordance with Russian accounting legislation (RAS).

Domestic long-distance (DLD) traffic for the first three months 2005 amounted to 2,334.3 million minutes - a 6.3% increase year on year. First quarter 2005 DLD revenues grew 5.1% and totaled RUR 4,420.4 million.

Outgoing international long-distance (ILD) traffic rose 9.1% to 387.0 million minutes. ILD revenues from both Russian operators and subscribers increased by 5.3% over the first quarter 2004 and totaled RUR 2,203.3 million.

First quarter 2005 incoming ILD traffic totaled 378.9 million minutes - a year-on-year increase of 9.1%. Revenues from international operators for incoming ILD traffic termination decreased 2.5% year-on-year to RUR 967.1 million.

Total revenues from Moscow subscribers for the first three months 2005 decreased 8.7% year on year. Traffic was down 5.3% compared to the same period last year.

First quarter 2005 revenues amounted to RUR 9,579.1 million - a year-on-year increase of 8.4%.

Rostelecom's operating expenses for the first quarter 2005 amounted to RUR 6,387.6 million. The 13.6% increase compared to last year was driven mainly by scheduled increases in staff costs and higher payments to operators on the back of increased traffic.

Depreciation increased 14.3% year on year to RUR 623.8 million for the first three months 2005 as a result of significant additions of property, plant and equipment in 2004.

As a result EBITDA for the first quarter 2005 totaled RUR 3,815.3 million up 1.5% year on year, representing an EBITDA margin of 39.8%.

Operating profit amounted to RUR 3,191.4 million, down 0.7% compared to last year.

[1]	All traffic data provided in the press release is preliminary.
[2]	Incoming ILD traffic for the first quarter 2004 has been revised.
[3]	EBITDA is calculated as total revenues less operating expenses excluding depreciation.

The result from other operating activities for the first three months 2005 totaled RUR 151.5 million compared to RUR 513.3 million a year ago. The decrease is mainly attributable to a revaluation of the Company's financial investments. Rostelecom recorded a RUR (58.9) million net revaluation loss for the first quarter 2005 compared to RUR 639.7 million net revaluation gain a year ago. The Company's result from other operating activities for the first three months 2005 reflects increases in net interest income and income from the sale of investments. First quarter 2005 net interest income increased by 54.1% over the same period last year, totaling RUR 136.7 million, while income from the sale of investments amounted to RUR 298.6 million compared to RUR 32.7 million for the first three months 2004.

The result from other non-revenue activities for the first quarter 2005 amounted to RUR (153.3) million compared to RUR (9.8) million a year ago.

Rostelecom's net profit for the first quarter 2005 totaled RUR 2,411.4 million compared to RUR 2,809.8 million a year ago. Excluding the effect of the revaluation of the Company's financial investments net profit increased by 13.8% in comparison with first three months 2004.

Profit and Loss Statement, RUR Million

	3 mo 2005	3 mo 2004[1]	% change, y-o-y

Revenue	9,579.1	8,839.0	8.4%
Operating expenses	(6,387.6)	(5,624.9)	13.6%
Depreciation	(623.8)	(545.7)	14.3%
EBITDA	3,815.3	3,759.8	1.5%
Operating profit	3,191.4	3,214.1	-0.7%
Results from other operating activities	151.5	513.3	-70.5%

Profit (loss) from revaluation of financial investments	(58.9)	639.7	n/a

Results from other non-sales activities	(153.3)	(9.8)	1,564.3%
Profit before tax	3,189.6	3,717.6	-14.2%
Profit tax	(778.2)	(907.4)	-14.2%
Extraordinary items	(0.0)	(0.4)	n/a
Net Profit	2,411.4	2,809.8	-14.2%
Net profit excluding effect of revaluation of financial investments	2,470.3	2,170.1	13.8%

Key Ratios

	3 mo 2005	3 mo 2004

Operating margin, %	33.3%	36.4%
EBITDA margin, %	39.8%	42.5%
Net margin, %	25.2%	31.8%

[1]

Due to revisions of classification of certain profit & loss statements' items beginning 2005, the corresponding items of the profit & loss statements for the first three months 2004 have been adjusted for comparison purposes accordingly.

Balance Sheet, RUR Million

	Jan 01, 2005	Mar 31, 2005	% change, y-o-y

ASSETS
Non-current assets, incl.	26,342.4	25,780.7	-2.1%
Intangible assets	0.0	0.0	n/a
Fixed assets	18,109.8	17,709.5	-2.2%
Construction in progress	2,981.2	2,738.5	-8.1%
Long-term financial investments	3,727.9	3,672.8	-1.5%
Deferred tax assets	0.0	0.0	n/a
Other non-current assets	1,523.4	1,660.0	9.0%
Current assets, incl	18,253.7	20,924.2	14.6%
Inventory	798.0	854.7	7.1%
VAT on obtained property	1,540.0	1,169.7	-24.0%
Accounts receivable	6,755.2	7,230.3	7.0%
Short-term financial investments	8,756.1	4,163.3	-52.5%
Cash and cash equivalents	404.2	7,506.1	1,857.0%
Other current assets	0.2	0.2	-

BALANCE	44,596.1	46,705.0	4.7%

SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity	32,010.9	34,398.4	7.5%
Liabilities, incl	12,585.2	12,306.6	-2.2%
Long-term liabilities	4,040.0	3,746.5	-7.3%

Loans due more than in 12 months	3,167.6	3,100.1	-2.1%
Short-term liabilities	8,545.2	8,560.0	0.2%

Loans due less than in 12 months	1,286.5	1,260.2	-2.0%

BALANCE	44,596.1	46,705.0	4.7%

Certain statements in this press-release are "forward-looking statements" within the meaning of the U.S. federal securities laws and are intended to be covered by the safe harbors created thereby.

These forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

These risks include the risk of changes the Company's operations and business prospects, the general financial and economic circumstances, relating to regulation of the Russian telecommunications industry and the Russian legislation; the competition and other risks.

For a more detailed discussion of these and other factors, see the Company's Annual Report on Form 20-F for its most recently completed fiscal year and the Company's other public filings with The U.S. Securities and Exchange Commission. Many of these factors are beyond the Company's ability to control or predict. Given these and other uncertainties, the Company cautions not to place undue reliance on any of the forward-looking statements contained herein or otherwise.

The Company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except as maybe required under applicable the U.S. federal securities laws.

For further details please contact

Rostelecom IR Team
Tel.: +7 095 973 9920
Fax: +7 095 787 2850
E-mail: rostelecom@rostelecom.ru